CUSIP No. 30162V805

SCHEDULE 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V805

(CUSIP Number)

Sarah Jonovic

The Beigam Trust

8550 West Desert Inn Road, Suite 102-452

Las Vegas, Nevada 89117

(310) 496-3248

With a copy to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

732-549-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”) and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V805

SCHEDULE 13D

1	Name of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only) The Beigam Trust

2	Check the Appropriate Box if a Member of a Group

(a)	☐

(b)	☐

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

	7	Sole Voting Power
		3,220,140
Number of
Shares	8	Shared Voting Power
Beneficially		0
Owned by
Each	9	Sole Dispositive Power
Reporting		3,220,140
Person With
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,220,140

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11)
11.60% (1)

14	Type of Reporting Person
OO

(1)            Calculations are based upon 6,365,363 shares of Common Stock of the Issuer outstanding, as of November 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2024, plus 21,385,694 shares of Common Stock issued in connection with an exchange for Series A Preferred Stock as described under Subsequent Events is such Form 10-Q plus 285 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Reporting Person. The amount shown includes 7 shares of Common Stock issuable upon conversion of 49,398 shares of the Series A Preferred Stock and 278 shares of Common Stock issuable upon conversion of 48,960 shares of the Series B Preferred Stock held by the Reporting Person as of November 21, 2024.

CUSIP No. 30162V805

SCHEDULE 13D

1	Name of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only) Sarah Jonovic

2	Check the Appropriate Box if a Member of a Group

(a)	☐

(b)	☐

3	SEC Use Only

4	Source of Funds
OO; SC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

	7	Sole Voting Power
		3,220,140
Number of
Shares	8	Shared Voting Power
Beneficially		0
Owned by
Each	9	Sole Dispositive Power
Reporting		3,220,140
Person With
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,220,140

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11)
11.60% (1)

14	Type of Reporting Person
IN

(1)            Calculations are based upon 6,365,363 shares of Common Stock of the Issuer outstanding, as of November 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2024, plus 21,385,694 shares of Common Stock issued in connection with an exchange for Series A Preferred Stock as described under Subsequent Events is such Form 10-Q plus 285 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Reporting Person. The amount shown includes 7 shares of Common Stock issuable upon conversion of 49,398 shares of the Series A Preferred Stock and 278 shares of Common Stock issuable upon conversion of 48,960 shares of the Series B Preferred Stock held by the Reporting Person as of November 21, 2024.

Item 7. Material to be filed as Exhibits.

Attached to this Amendment as Schedule 1 is a list of all transactions in the Issuer’s common stock in the sixty (60) days prior to the date of this filing.

CUSIP No. 30162V805

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13-D is true, complete and correct.

Dated: November 27, 2024

The Beigam Trust

By:	/s/ Sarah Jonovic
Sarah Jonovic
Trustee of the Beigam Trust

/s/ Sarah Jonovic
Sarah Jonovic

Schedule I

This Schedule sets forth information with respect to each purchase and sale of shares of common stock that was effectuated by a Reporting Person in the last 60 days since the date of the event which requires filing of this Statement.

On November 21, 2024, The Beigam Trust exchanged 60,375 shares of the Issuer’s Series A Preferred Stock to 846,307 shares of common stock.

On November 21, 2024, The Beigam Trust received a distribution of 2,000,000 shares from HOF 2, LLC.

On November 21, 2024 The Beigam Trust received a distribution of 373,548 shares from Adesi 234, LLC.

There was no purchase price or payment made in connection with any of the foregoing transactions.